EXHIBIT 12.1

LAW OFFICE OF CARL P. RANNO

CARL P. RANNO Attorney and Counselor at Law	2733 EAST VISTA DRIVE PHOENIX, ARIZONA 85032	Telephone: 602-493-0369 Email: carlranno@cox.net

February 7, 2023

Sibannac, Inc.

9535 E. Doubletree Ranch Rd. Ste 120

Scottsdale, AZ 85258.

Attn; David Mersky, CEO

Via email: david@snncinc.com

RE: Opinion to be included with a Post Qualification Amendment Form 1-A Offering Statement to be filed by Sibannac, Inc. a Nevada Corporation.

Dear Sir,

This opinion is submitted pursuant to Item 17.12 of Form 1-A with respect to the proposed offering of Sibannac, Inc. a Nevada Corporation (the Company) relating to the application for exemption from registration under Section 3(b) of the Securities Act of 1933, as amended (the “Act”), and Regulation A+ promulgated thereunder, of a maximum of 162,000,000 common shares consisting of 27,000,000 Units at an offering price of $0.15 per Unit (“Unit”). Each Unit consists of five shares of common stock (par value $0.001 per share) one warrant and one share of common stock that is issuable upon the exercise of the warrant at an exercise price of $.06 (the “Units”). The Company will not raise more than $20,000,000 in gross proceeds from this offering.

The Company has advised me that the purpose of this Post Qualification Amendment is to update the financials, update the business plans, to decrease the exercise price of the warrant and to increase the offering amount of the Company’s shares of common stock.

For purposes of rendering this opinion, I have examined the Offering Statement, the Company’s Articles of Incorporation filed with amendments, the Company’s Bylaws, the Exhibits attached to the Offering Statement, and such other documents and matters of law as I have deemed necessary for the expression of the opinion herein contained. For the purposes of such examination, I have assumed the genuineness of all signatures on original documents and the conformity to original documents of all copies submitted. I have relied, without independent investigation, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

On the basis of and in reliance upon the foregoing examination and assumptions, I am of the opinion that assuming the Offering Statement shall have become qualified, the Shares, when issued by the Company against payment therefore (not less than par value) and in accordance with the Offering Statement and the provisions of the Subscription Agreements, a form of which I have reviewed, and when duly registered on the books of the Company’s transfer agent and registrar therefor in the name or on behalf of the purchasers, will be validly issued, fully paid and non-assessable.

I express no opinion as to the laws of any state or jurisdiction other than the applicable sections of the Nevada Business Corporation Act, as currently in effect and the federal laws of the United States.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to me under the caption “Legal Matters” in the Offering Circular constituting a part of the Offering Statement. This opinion is for your benefit in connection with the Offering Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. In giving this consent, I do not admit that my firm is in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Sincerely,

/s/Carl P. Ranno

Carl P. Ranno